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FUNDRISE | Income Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Income Real Estate Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was an investment transaction made by the Fund, which invested roughly $9,460,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseincomerealestatefund.com. The prospectus should be read carefully before investing in the Fund.*

Investment in apartment pre-development in Atlanta, GA, pays back successfully

The project generated an annualized return of roughly 8.1%, supporting quarterly dividends for initially Income eREIT V and then Income Interval Fund investors.[1]

Important note: *The realized return on an individual project may vary significantly from your portfolio-level return as an investor. To learn more about why this may be the case, see the "How did this project impact your portfolio?" section.*

In March 2020, we invested roughly $9.5 million to provide a loan for the acquisition of two buildings on a roughly 2-acre property in the West Midtown neighborhood of Atlanta, with plans to redevelop the site into a pair of new apartment towers containing approximately 500 units.

Following our acquisition, the project's sponsor was successful in rezoning the site for high density mixed-used, allowing for up to 450 rental units and two commercial towers for hotel, condominium, or other commercial uses.

Today, we're pleased to share that the project's sponsor has refinanced the property with a bank loan and paid back our investment in full. Per the terms of our preferred structure investment (which is similar to debt), we earned an annualized return of roughly 8.1% over the life of the investment.[1]

Investor FAQ: How does this project impact your portfolio?

This investment was structured like debt, where the project's sponsor must pay us a fixed rate of return before they can earn a return for themselves, and their equity provides us with a cushion against losses. Throughout the term of this investment, the regular income it generated supported quarterly dividends for the Income eREIT V and then for the Income Interval Fund.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

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[1]Annualized return calculated using the internal rate of return (IRR) method.

About the Fund

The Fundrise Income Real Estate Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to create and maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions. For more information, including the Prospectus, please visit fundriseincomerealestatefund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseincomerealestatefund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com